Pricing Term Sheet	Filed pursuant to Rule 433
Dated February 3, 2011	Issuer Free Writing Prospectus supplementing the
Preliminary Prospectus Supplements
dated January 31, 2011 and the
Prospectus dated January 28, 2011
Registration No. 333-171349
Hovnanian Enterprises, Inc.
Concurrent Offerings of
11,750,000 Shares of Class A Common Stock of Hovnanian Enterprises, Inc.
(the “Common Stock Offering”)
and
3,000,000 7.25% Tangible Equity Units of Hovnanian Enterprises, Inc.
and K. Hovnanian Enterprises, Inc.
(the “Units Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the Units Offering and should be read together with (i) the preliminary prospectus supplement, dated January 31, 2011, relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”) and the preliminary prospectus supplement, dated January 31, 2011, relating to the Units Offering (the “Units Preliminary Prospectus Supplement” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), each as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and (ii) the related base prospectus dated January 28, 2011, included in the Registration Statement (File No. 333-171349), in each case, including the documents incorporated by reference therein. Terms used but not defined herein have the meanings assigned to such terms in the applicable Preliminary Prospectus Supplement.

Common Stock Offering

Issuer:	Hovnanian Enterprises, Inc., a Delaware corporation (“Hovnanian”).

Ticker / Exchange:	HOV / New York Stock Exchange (“NYSE”).

Pricing Date:	February 3, 2011.

Settlement Date:	February 9, 2011.

Title of Securities:	Class A common stock, par value $0.01 per share, of Hovnanian (“Class A Common Stock”).

Number of Shares of Class A Common Stock Offered:	11,750,000 shares (or 13,512,500 shares if the underwriters of the Common Stock Offering exercise their over-allotment option in full).

Last Reported Sale Price of the Class A Common Stock on the NYSE on the Pricing Date:	$4.49 per share of Class A Common Stock.

Outstanding Class A Common Stock after Common Stock Offering:	75,244,586 shares (or 77,007,086 shares if the underwriters of the Common Stock Offering exercise their over-allotment option in full).

Common Stock Public Offering Price:	$4.30 per share $50,525,000 in aggregate (or $58,103,750 if the underwriters of the Common Stock Offering exercise their over-allotment option in full).

Underwriting Discount:	$0.215 per share $2,526,250 in aggregate (or $2,905,188 if the underwriters of the Common Stock Offering exercise their over-allotment option in full).

Estimated Net Proceeds to Hovnanian from the Common Stock Offering:	The net proceeds from the sale of Class A Common Stock in the Common Stock Offering, after deducting the underwriting discount and estimated offering expenses, will be approximately $47.7 million (or approximately $54.9 million if the underwriters of the Common Stock Offering exercise their over-allotment option in full).

Joint Book-Running Managers:	J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc.

Co-Manager:	Wells Fargo Securities, LLC.

Units Offering

Issuers:	Hovnanian and K. Hovnanian Enterprises, Inc., a California corporation (“K. Hovnanian”).

Pricing Date:	February 3, 2011.

Settlement Date:	February 9, 2011.

Title of Securities:	7.25% Tangible Equity Units (the “Units”).

Number of Units Offered:	3,000,000 Units (or 3,450,000 Units if the underwriters of the Units Offering exercise their over-allotment option in full).

Stated Amount:	Each Unit has a stated amount of $25.

Composition of Units:	Each Unit is comprised of two parts:

• a prepaid stock purchase contract issued by Hovnanian (a “Purchase Contract”); and

•    a senior subordinated amortizing note issued by K. Hovnanian (an “Amortizing Note”), which has an initial principal amount of $4.526049 per Amortizing Note, bears interest at a rate of 12.072% per annum and has a final installment payment date of February 15, 2014.

Fair Market Value of the Units:	Hovnanian has determined that the fair market value of each Amortizing Note is $4.526049 and the fair market value of each Purchase Contact is $20.473951.

Reference Price:	$4.30, which is the Common Stock Public Offering Price in the concurrent Common Stock Offering described above (subject to adjustment as described in the Units Preliminary Prospectus Supplement).

Threshold Appreciation Price:	$25 divided by the Minimum Settlement Rate (rounded to the nearest $0.0001), which is approximately $5.25 and which represents an approximately 22% appreciation over the Reference Price (subject to adjustment as described in the Units Preliminary Prospectus Supplement).

Minimum Settlement Rate:	4.7655 shares of Class A Common Stock per Purchase Contract (subject to adjustment as described in the Units Preliminary Prospectus Supplement).

Maximum Settlement Rate:	5.8140 shares of Class A Common Stock per Purchase Contract (subject to adjustment as described in the Units Preliminary Prospectus Supplement).

Settlement Rate:	The following table illustrates the settlement rate per Purchase Contract and the value of Class A Common Stock issuable upon settlement on the Mandatory Settlement Date, determined using the Applicable Market Value (as defined in the Units Prospectus Supplement) shown, subject to adjustment as described in the Units Preliminary Prospectus Supplement:

Value of Class A
Applicable Market		Common Stock Delivered
Value of Class A		(Based on the Applicable
common Stock	Settlement Rate	Market Value Thereof)

Less than or equal to the Reference Price	The Maximum Settlement Rate	Less than $25

Greater than the Reference Price but less than the Threshold Appreciation Price	A number of shares of Class A Common Stock equal to $25, divided by the Applicable Market Value	$25

Equal to or greater than the Threshold Appreciation Price	The Minimum Settlement Rate	Greater than $25

Early Settlement Upon a Fundamental Change:	The following table sets forth the “fundamental change early settlement rate” (as defined in the Units Preliminary Prospectus Supplement) per Purchase Contract for each stock price and effective date set forth below:

	Effective Date
	February	February	February	February
Stock Price	9, 2011	15, 2012	15, 2013	15, 2014

$1.00	5.4963	5.6701	5.7660	5.8140
$2.00	5.1312	5.3749	5.6578	5.8140
$3.00	4.9097	5.1021	5.3896	5.8140
$4.00	4.7882	4.9243	5.1226	5.8140
$4.30	4.7614	4.8866	5.0585	5.8140
$4.50	4.7499	4.8647	5.0204	5.5556
$4.75	4.7346	4.8405	4.9778	5.2632
$5.00	4.7214	4.8194	4.9405	5.0000
$5.25	4.7099	4.8011	4.9081	4.7655
$6.00	4.6838	4.7592	4.8353	4.7655
$7.00	4.6622	4.7245	4.7791	4.7655
$8.00	4.6495	4.7044	4.7500	4.7655
$9.00	4.6420	4.6925	4.7351	4.7655
$10.00	4.6375	4.6855	4.7275	4.7655
$12.50	4.6332	4.6779	4.7209	4.7655
$15.00	4.6330	4.6760	4.7195	4.7655
$17.50	4.6343	4.6759	4.7191	4.7655
$20.00	4.6363	4.6766	4.7190	4.7655
$22.50	4.6386	4.6776	4.7189	4.7655
$25.00	4.6412	4.6789	4.7188	4.7655

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•    if the applicable stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the fundamental change early settlement rate will be determined by straight line interpolation between the fundamental change early settlement rates set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•    if the applicable stock price is greater than $25.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), then the fundamental change early settlement rate will be the Minimum Settlement Rate; or

•    if the applicable stock price is less than $1.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above, the “Minimum Stock Price”), the fundamental change early settlement rate will be determined as if the stock price equaled the Minimum Stock Price, and using straight line interpolation, as described in the first bullet of this paragraph, if the effective date is between two effective dates in the table.

The maximum number of shares of Class A Common Stock deliverable under a Purchase Contract is 5.8140, subject to adjustment in the same manner as the fixed settlement rates as set forth under “Description of the Purchase Contracts—Adjustments to the Fixed Settlement Rates” in the Units Preliminary Prospectus Supplement.

Initial Principal Amount of Amortizing Notes:	$4.526049 per Amortizing Note $13,578,147 in aggregate (or $15,614,869 if the underwriters of the Units Offering exercise their over-allotment option in full).

Installment Payment Dates:	Each February 15, May 15, August 15 and November 15, commencing on May 15, 2011, with a final installment payment date of February 15, 2014.

Payments on the Amortizing Notes:	The Amortizing Notes will pay holders equal quarterly cash installments of $0.453125 per Amortizing Note (except for the May 15, 2011 installment payment, which will be $0.483334 per Amortizing Note), which cash payment in the aggregate will be equivalent to 7.25% per year with respect to each $25 Stated Amount of Units. Each installment will constitute a payment of interest (at a rate of 12.072% per annum) and a partial repayment of principal on the Amortizing Note, allocated as set forth in the following amortization schedule:

Scheduled Installment Payment Date	Amount of Principal	Amount of Interest

May 15, 2011	$0.337631	$0.145703
August 15, 2011	$0.326719	$0.126406
November 15, 2011	$0.336579	$0.116546
February 15, 2012	$0.346737	$0.106388
May 15, 2012	$0.357201	$0.095924
August 15, 2012	$0.367982	$0.085143
November 15, 2012	$0.379087	$0.074038
February 15, 2013	$0.390528	$0.062597
May 15, 2013	$0.402314	$0.050811
August 15, 2013	$0.414456	$0.038669
November 15, 2013	$0.426965	$0.026160
February 15, 2014	$0.439850	$0.013275

Repurchase of Amortizing Notes at the option of the holder:	If Hovnanian elects to settle the Purchase Contracts early, holders will have the right to require K. Hovnanian to repurchase their Amortizing Notes for cash at a repurchase price per Amortizing Note equal to the principal amount of such Amortizing Note as of the repurchase date, plus accrued and unpaid interest on such principal amount from, and including, the immediately preceding Installment Payment Date to, but not including, the repurchase date, calculated at a rate of 12.072% per annum.

Units Public Offering Price:	$25 per Unit $75,000,000 in aggregate (or $86,250,000 if the underwriters of the Units Offering exercise their over-allotment option in full).

Underwriting Discount:	$0.75 per Unit $2,250,000 in aggregate (or $2,587,500 if the underwriters of the Units Offering exercise their over-allotment option in full).

Estimated Net Proceeds to Hovnanian from the Units Offering:	The net proceeds from the sale of Units in the Units Offering, after deducting underwriting discount and estimated offering expenses, will be approximately $72.5 million (or approximately $83.4 million if the underwriters of the Units Offering exercise their over-allotment option in full).

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC.

Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and Wells Fargo Securities, LLC.

Listing:	Hovnanian will apply to list the Units on the NYSE, subject to satisfaction of its minimum listing standards with respect to the Units. If approved for listing, Hovnanian expects trading on the NYSE to begin within 30 calendar days after the Units are first issued.

CUSIP for the Units:	44248W 208

ISIN for the Units:	US44248W2089

CUSIP for the Purchase Contracts:	442487 138

ISIN for the Purchase Contracts:	US4424871386

CUSIP for the Amortizing Notes:	442488 201

ISIN for the Amortizing Notes:	US4424882011

Changes from Preliminary Prospectus Supplements
Use of Proceeds:
     As described in the Preliminary Prospectus Supplements, concurrently with the Common Stock Offering and the Units Offering, pursuant to a separate prospectus supplement, K. Hovnanian is offering $155.0 million aggregate principal amount of 11.875% Senior Notes due 2015 (the “Senior Notes Offering”). The Senior Notes Offering is expected to close February 14, 2011. The net proceeds of the Common Stock Offering, the Units Offering and the Senior Notes Offering (collectively, the “Concurrent Offerings”) will be used to fund the purchase of an aggregate principal amount of approximately $156.0 million of certain of K. Hovnanian’s unsecured senior and senior subordinated notes as described in the Preliminary Prospectus Supplements. The Senior Notes Offering is conditioned upon the completion of the Common Stock Offering and the Units Offering, but neither the Common Stock Offering nor the Units Offering is conditioned upon the completion each other or the Senior Notes Offering. Each Concurrent Offering is subject to customary closing conditions.
Capitalization:
     The following table sets forth our cash and cash equivalents and capitalization as of October 31, 2010, on an as further adjusted basis to give effect to the Concurrent Offerings and the application of the estimated proceeds therefrom.
     This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in the Preliminary Prospectus Supplements and our financial statements and related notes incorporated by reference therein.

As further
Adjusted for
Concurrent
Offerings(7)
(In thousands)
Homebuilding Cash and Cash Equivalents, Excluding Restricted Cash	$465,413
Restricted Cash (1)	108,983
Total Homebuilding Cash and Cash Equivalents(2)	$574,396

Debt(3):
Nonrecourse Land Mortgages	4,313
Nonrecourse Mortgages Secured by Operating Property	20,657

10 5/8% Senior Secured Notes due 2016	772,415
11 1/2% Senior Secured Notes due 2013	475
18% Senior Secured Notes due 2017	11,702

8% Senior Notes due 2012	—
6 1/2% Senior Notes due 2014	54,373
6 3/8% Senior Notes due 2014	29,214
6 1/4% Senior Notes due 2015	52,720
11 7/8% Senior Notes due 2015 offered in the Senior Notes Offering(4)	151,052
6 1/4% Senior Notes due 2016	171,616
7 1/2% Senior Notes due 2016	172,269
8 5/8% Senior Notes due 2017	195,918

8 7/8% Senior Subordinated Notes due 2012	—
7 3/4% Senior Subordinated Notes due 2013	—

Tangible Equity Units Senior Subordinated Amortizing Notes	13,578
Total Debt(3)	$1,650,302

Equity:
Preferred Stock, $.01 par value; 100,000 Shares authorized; 5,600 Shares of 7.625% Series A Preferred Stock issued at October 31, 2010 with a liquidation preference of $140,000	$135,299
Common Stock, Class A, $.01 par value; 200,000,000 Shares authorized; 86,559,683 Shares issued as further adjusted (including 11,694,720 Shares held in treasury)(5)	866

As further
Adjusted for
Concurrent
Offerings(7)
(In thousands)
Common Stock, Class B, $.01 par value (Convertible to Class A at time of sale); 30,000,000 Shares authorized; 15,256,543 Shares issued at October 31, 2010 (including 691,748 Shares held in treasury)	153
Paid in Capital — Common Stock(6)	570,823
Accumulated Deficit	(825,233)
Treasury Stock at — Cost	(115,257)

Total Hovnanian Enterprises, Inc. Stockholders’ Equity Deficit	(233,349)

Noncontrolling Interest in Consolidated Joint Ventures	630

Total Equity Deficit(5)	$(232,719)

Total Capitalization	$1,417,583

(1)	As of October 31, 2010, “Restricted Cash” includes $92.3 million of cash collateralizing our letter of credit agreements and facilities, $14.5 million of cash collateralizing our surety bonds and $2.2 million for customers’ deposits, which are restricted from our use.

(2)	As of October 31, 2010, cash of K. Hovnanian Enterprises, Inc., the Company and the restricted subsidiaries acting as guarantors under the Notes Offering collateralizing our secured indebtedness was $300.0 million (which includes $92.3 million of restricted cash collateralizing certain letters of credit). See “Risk Factors—Risks Related to Ownership of the Units, Separate Purchase Contracts, Separate Amortizing Notes and Class A Common Stock—The amortizing notes and the senior subordinated guarantees are unsecured obligations and will be junior to all of our existing and future secured indebtedness to the extent of the collateral securing such indebtedness” in the Units Preliminary Prospectus Supplement.

(3)	References to our consolidated debt exclude debt of $73.6 million under our secured master repurchase agreements, which are short-term borrowing facilities used by our mortgage banking subsidiary.

(4)	As further Adjusted, reflects gross proceeds of $155.0 million, net of original issue discount of approximately $3.948 million, which will accrete over the life of the Senior Notes and be amortized into interest expense. Does not reflect the underwriters’ discount.

(5)	As further Adjusted, (a) includes shares of our Class A common stock issued in the Common Stock Offering and (b) excludes shares of our Class A common stock issuable upon settlement of the purchase contracts that are components of the Units offered in the Units Offering.

(6)	We have accounted for the purchase contracts that are components of the Units offered in the Units Offering as equity and recorded $59.3 million, the initial fair value of these contracts, net of the underwriters’ discount and estimated offering expenses, as additional paid in capital as of October 31, 2010.

(7)	Assumes that all of the Tender Offer Notes (as defined in the Prospectus Supplements) are tendered and purchased in the Tender Offers (as defined in the Prospectus Supplements) on the date of issuance of the Senior Notes in the Senior Notes Offering at an aggregate purchase price of approximately $161.8 million, including estimated fees and expenses related to the Tender Offers.
ERRATA: In the tables under the caption “Capitalization” in the Common Stock Preliminary Prospectus Supplement and the Units Preliminary Prospectus Supplement, the Actual “Total Debt” and “Total Equity Deficit” as of October 31, 2010 were correctly stated as $1,641,317 thousand and $(337,938) thousand, respectively, however the “Total Capitalization” as of October 31, 2010 was incorrectly stated as $1,817,560 thousand rather than $1,303,379 thousand.

Hovnanian and K. Hovnanian have filed a registration statement (including a prospectus and the related Preliminary Prospectus Supplements) with the Securities and Exchange Commission (the “SEC”) for the Common Stock Offering and the Units Offering. Before you invest, you should read the prospectus in that registration statement, the applicable prospectus supplements and other documents Hovnanian has filed with the SEC for more complete information about Hovnanian and the Common Stock Offering and the Units Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the Common Stock Preliminary Prospectus Supplement and the accompanying base prospectus may be obtained from J.P. Morgan Securities LLC c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling 1-866-803-9204, and copies of the Units Preliminary Prospectus Supplement and the accompanying base prospectus may be obtained from Credit Suisse Securities (USA) LLC Prospectus Department, One Madison Avenue, New York, NY 10010 or by calling 1-800-221-1037.
This communication should be read in conjunction with the Preliminary Prospectus Supplements and the accompanying prospectuses. The information in this communication supersedes the information in the relevant Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and the accompanying prospectus.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES

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